UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3) *

Enfusion, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

292812104

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 292812104

1	NAME OF REPORTING PERSONS CSL Tech Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,768,183 shares(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,768,183 shares(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,768,183 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents 1,151,818 shares of Class A common stock held directly by CSL Tech Holdings, LLC and 12,616,365 shares of Class A common stock that CSL Tech Holdings, LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC held by CSL Tech Holdings, LLC.

(2)

This percentage calculation is based on 100,895,975 shares of Class A common stock outstanding, which is the sum of (i) 88,279,610 shares of Class A common stock outstanding as of November 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2023, and (ii) the 12,616,365 shares of Class A common stock that CSL Tech Holdings, LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC, which shares have been added to the total shares of Class A common stock outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Act.

CUSIP NO. 292812104

1	NAME OF REPORTING PERSONS Oleg Movchan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 19,992 shares(3)
	6	SHARED VOTING POWER 13,768,183 shares (4)
	7	SOLE DISPOSITIVE POWER 19,992 shares(3)
	8	SHARED DISPOSITIVE POWER 13,768,183 shares (4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,788,175 shares (3)(4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.7%(5)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(3)

Represents (i) 7,535 shares of Class A common stock issuable to Mr. Oleg Movchan upon the vesting of restricted stock units within 60 days of December 31, 2023, and (ii) 12,457 shares of Class A common stock underlying outstanding options held by Mr. Oleg Movchan that are exercisable within 60 days of December 31, 2023.

(4)

Represents (i) 1,151,818 shares of Class A common stock held directly by CSL Tech Holdings, LLC, and (ii) 12,616,365 shares of Class A common stock that CSL Tech Holdings, LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC held by CSL Tech Holdings, LLC. Mr. Movchan and his spouse, Ms. Vaynberg, may be deemed to have shared voting and dispositive power over such 1,151,818 shares of Class A common stock held directly by CSL Tech Holdings, LLC and 12,616,365 shares of Class A common stock that CSL Tech Holdings, LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC held by CSL Tech Holdings, LLC.

(5)

This percentage calculation is based on 100,915,967 shares of Class A common stock outstanding, which is the sum of (i) 88,279,610 shares of Class A common stock outstanding as of November 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2023, (ii) the 12,616,365 shares of Class A common stock that CSL Tech Holdings, LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC, (iii) 7,535 shares of Class A common stock issuable to Mr. Oleg Movchan upon the vesting of restricted stock units within 60 days of December 31, 2023, and (iv) 12,457 shares of Class A common stock underlying outstanding options held by Mr. Oleg Movchan that are exercisable within 60 days of December 31, 2023. The shares represented by (ii) through (iv) have been added to the total shares of Class A common stock outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Act.

CUSIP NO. 292812104

1	NAME OF REPORTING PERSONS Beata Vaynberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,768,183 shares (6)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,768,183 shares (6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,768,183 shares (6)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%(7)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(6)

Represents 1,151,818 shares of Class A common stock held directly by CSL Tech Holdings, LLC and 12,616,365 shares of Class A common stock that CSL Tech Holdings, LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC held by CSL Tech Holdings, LLC. Ms. Vaynberg, and her spouse, Mr. Movchan, may be deemed to have shared voting and dispositive power over such 1,151,818 shares of Class A common stock held directly by CSL Tech Holdings, LLC and 12,616,365 shares of Class A common stock that CSL Tech Holdings, LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC held by CSL Tech Holdings, LLC.

(7)

This percentage calculation is based on 100,895,975 shares of Class A common stock outstanding, which is the sum of (i) 88,279,610 shares of Class A common stock outstanding as of November 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2023, and (ii) the 12,616,365 shares of Class A common stock that CSL Tech Holdings, LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC, which shares have been added to the total shares of Class A common stock outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Act.

CUSIP NO. 292812104

Item 1(a).	Name of Issuer: Enfusion, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

125 South Clark Street, Suite 750, Chicago, Illinois 60603

Item 2(a).	Name of Person Filing:

This statement is being jointly filed on behalf of CSL Tech Holdings, LLC, Mr. Oleg Movchan, and Ms. Beata Vaynberg. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This Schedule 13G/A is being filed jointly by the Reporting Persons pursuant to an agreement of joint filing, a copy of which is attached hereto as Exhibit 99.1. Quiet Light Securities, LLC ceased to be the beneficial owner of the Class A common stock of Enfusion, Inc. in March of 2023, and therefore is no longer included as a Reporting Person.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of CSL Tech Holdings LLC, Mr. Movchan, and Ms. Vaynberg is 125 South Clark Street, Suite 750, Chicago, Illinois 60603.

Item 2(c).	Citizenship:

CSL Tech Holdings, LLC is a Nevada limited liability company.

Oleg Movchan is a citizen of United States.

Beata Vaynberg is a citizen of the United States.

Item 2(d).	Title of Class of Securities: Class A common stock, par value $0.001 per share.

Item 2(e).	CUSIP Number: 292812104

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February 2024

CSL Tech Holdings, LLC

By:	/s/ Matthew Campobasso
Matthew Campobasso, as attorney-in-fact

Oleg Movchan

/s/ Matthew Campobasso
Matthew Campobasso, as attorney-in-fact

Beata Vaynberg

/s/ Beata Vaynberg